UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.1 )*

                            CEC Entertainment, Inc.,
                        formerly Showbiz Pizza Time, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    125137109
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check    the  appropriate  box to  designate  the rule  pursuant  to which  this schedule  is  filed:
          [X] Rule  13d-1(b)
          [ ] Rule  13d-1(c)
          [ ] Rule  13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP
NO.:  125137109


1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person: Lynch & Mayer, Inc.; 35-1654568

2.  Check the appropriate box if a member of a group

         (a)      [ ]
         (b)      [ ]

3.  SEC use only . . . . . . . . . . . . . . . . . . . . .

4.  Citizenship or place of organization:  Indiana

Number of shares beneficially owned by reporting person with:

5.  Sole voting power: 226,349

6.  Shared voting power:  Not Applicable

7.  Sole dispositive power: 226,349

8.  Shared dispositive power:   Not Applicable

9.  Aggregate amount beneficially owned by reporting person: 226,349

10. Check if the aggregate amount in row (9) excludes certain shares:
Not Applicable

11. Percent of class represented by amount in row (9): 1.3%

12. Type of reporting person:  IA

Item 1 (a) Name of Issuer:  CEC Entertainment, Inc.

Item 1 (b) Address of issuer's principal executive office:

4441 W. Airport Fwy.
P.O. Box 152077
Irving, TX 75015


Item 2 (a) Name of person filing:  Lynch & Mayer, Inc.

Item 2 (b) Address of principal business office:

         520 Madison Avenue
         New York, NY 10022


Item 2 (c) Citizenship:   Indiana Corporation

Item 2 (d) Title of class of securities:  Common Stock

Item 2 (e) CUSIP No.:  125137109

Item 3  If this statement is filed pursuant to
         Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
         (a)  [ ] Broker or dealer
         (b)  [ ] Bank
         (c)  [ ] Insurance company
         (d)  [ ] Investment company
         (e)  [x] Investment advisor
         (f)  [ ] Employee Benefit Plan or Endowment Fund
         (g)  [ ] Parent Holding Company
         (h)  [ ] Group

Item 4 Ownership:

(a)  Amount beneficially owned:  See No. 9 on cover page.
(b)  Percent of class:  See No. 11 on cover page.

(c)  Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote

         (ii)   shared power to vote or to direct the vote

         (iii)  sole power to dispose or to direct the disposition of

         (iv)   shared power to dispose or to direct the disposition of

See Nos. 5, 6, 7 and 8 on cover page.

Item 5 Ownership of five percent or less of a class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 6 Ownership of more than five percent on behalf of another person:
Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Not applicable

Item 8 Identification and classification of members of the group:
Not applicable

Item 9 Notice of Dissolution of group:
Not applicable

Item 10 Certification:

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1999




By: /s/ Billie Cook
Name:  Billie Cook
Title:    Vice President